

July 25, 2013

Via E-mail
Stefan Joselowitz
Director and Chief Executive Officer
MiX Telematics Limited
Howick Close
Waterfall Park
Midrand, South Africa 1686

> **Re:** **MiX Telematics Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 22, 2013**
> **File No. 333-189799**

Dear Mr. Joselowitz:

We have reviewed your amended registration statement and response letter dated July 22, 2013 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 19, 2013.

Cover Page

1. You state that the expected offering price will be between $14.00 and $16.00 for each ADS representing 25 ordinary shares. The price of one ordinary share is substantially higher than the price of one ordinary share as traded on the Johannesburg Stock Exchange. Please tell us how you arrived at the IPO price range, including the reason for the substantial premium.

Summary, page 1

2. Please add disclosure quantifying the percentage of voting power after the offering that will be held by existing 5% shareholders, executive officers, and directors as mentioned in the first risk factor on page 37 of your prospectus.

Exhibit 5.1

3. Refer to paragraph 5.2 and prior comment 22. Please note that as to the shares that are already outstanding, such as those offered by selling shareholders, the opinion should state that the shares *are* legally issued, fully paid, and non-assessable. Please refer to section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011) and file a revised opinion.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, me, at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief-Legal

cc: Via E-mail
        Kenneth G. Alberstadt, Esq.
        Akerman Senterfitt LLP